GOLUB CAPITAL BDC, Inc.

150 South Wacker Drive, Suite 800
Chicago, Illinois 60606

April 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Asen Parachkevov

Re:	Golub Capital BDC, Inc.
Registration Statement on Form N-2 (File No. 333-193308)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golub Capital BDC, Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of Post-effective Amendment No. 7 to its Registration Statement on Form N-2 (File No. 333-193308) (the “Registration Statement”) so that such Registration Statement may be declared effective on Wednesday, April 13, 2016.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Golub Capital BDC, Inc.

By:	/s/ Ross Teune
	Name:	Ross Teune
	Title:	Chief Financial Officer